Exhibit 99.1

TRX Gold Corporation

Interim Condensed Consolidated

Financial Statements

(Unaudited)

For the three and nine months ended

May 31, 2026 and 2025

TRX Gold Corporation

Interim Condensed Consolidated Statements of Financial Position

(Unaudited)

(Expressed in Thousands of US Dollars)

	Note	May 31, 2026	August 31, 2025
Assets
Current assets
Cash		$26,842	$7,770
Amounts receivable	4	15,737	3,818
Prepayments and other assets	5	1,151	1,237
Inventories	6	22,794	13,018
Total current assets		66,524	25,843
Other long-term receivables	4	680	3,916
Mineral property, plant and equipment	7	106,877	87,493
Total assets		$174,081	$117,252
Liabilities
Current liabilities
Amounts payable and accrued liabilities		$12,364	$18,164
Income tax payable	8	15,956	753
Current portion of deferred revenue	9	-	3,408
Current portion of lease liabilities	10	1,492	1,201
Current portion of borrowings	11	408	-
Derivative financial instrument liabilities	12	-	1,011
Total current liabilities		30,220	24,537
Lease liabilities	10	1,046	1,606
Deferred income tax liability	8	17,962	15,670
Borrowings	11	2,454	-
Provision for reclamation		1,256	1,151
Total liabilities		52,938	42,964
Equity
Share capital	14	223,783	168,001
Contributed surplus		1,083	-
Share-based payments reserve	15	6,370	8,778
Warrants reserve	16	-	1,700
Accumulated deficit		(142,911)	(121,206)
Equity attributable to shareholders		88,325	57,273
Non-controlling interest	17	32,818	17,015
Total equity		121,143	74,288
Total equity and liabilities		$174,081	$117,252

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

2

TRX Gold Corporation

Interim Condensed Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

(Unaudited)

(Expressed in Thousands of US Dollars, except per share amounts)

		Three months ended May 31,		Nine months ended May 31,
	Note	2026	2025	2026	2025

Revenue	22	$32,848	$12,474	$92,037	$34,109

Cost of sales
Production costs		(9,282)	(6,227)	(26,000)	(17,863)
Royalty		(2,226)	(1,041)	(6,318)	(2,576)
Depreciation		(1,891)	(823)	(5,003)	(2,309)
Total cost of sales		(13,399)	(8,091)	(37,321)	(22,748)
Gross profit		19,449	4,383	54,716	11,361
General and administrative expenses	19	(3,743)	(1,737)	(10,440)	(6,548)
Change in fair value of derivative financial instruments	12	-	(197)	(30,521)	1,461
Foreign exchange gains (losses)		970	56	557	(97)
Interest and other expenses	20	(563)	(290)	(1,102)	(1,931)
Income before tax		16,113	2,215	13,210	4,246
Income tax expense	8	(7,742)	(1,110)	(19,112)	(2,945)
Net income (loss) and comprehensive income (loss)		$8,371	$1,105	$(5,902)	$1,301

Net income (loss) and comprehensive income (loss) attributable to:
Shareholders		$2,839	$(218)	$(21,705)	$(1,758)
Non-controlling interest		5,532	1,323	15,803	3,059
Net income (loss) and comprehensive income (loss)		$8,371	$1,105	$(5,902)	$1,301

Basic and diluted earnings (loss) per share	13	$0.01	$(0.00)	$(0.07)	$(0.01)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

3

TRX Gold Corporation

Interim Condensed Consolidated Statements of Changes in Equity

(Unaudited)

(Expressed in Thousands of US Dollars, except share amounts)

	Share Capital			Reserves

	Number of Shares	Amount	Contributed Surplus	Share-based payments	Warrants	Accumulated deficit	Shareholders' equity	Non- controlling interest	Total equity

Balance at August 31, 2024	280,190,736	$165,945	$-	$9,151	$1,700	$(121,893)	$54,903	$11,136	$66,039
Shares issued for share-based payments (Note 15)	2,692,686	1,141	-	(1,141)	-	-	-	-	-
Share-based compensation expense (Note 15)	-	-	-	2,027	-	-	2,027	-	2,027
Witholding tax impact on share-based payments	-	-	-	(402)	-	-	(402)	-	(402)
Net (loss) income for the period	-	-	-	-	-	(1,758)	(1,758)	3,059	1,301
Balance at May 31, 2025	282,883,422	$167,086	$-	$9,635	$1,700	$(123,651)	$54,770	$14,195	$68,965
Shares issued for share-based payments (Note 15)	1,978,473	915	-	(915)	-	-	-	-	-
Share-based compensation expense (Note 15)	-	-	-	434	-	-	434	-	434
Witholding tax impact on share-based payments	-	-	-	(376)	-	-	(376)	-	(376)
Net income for the period	-	-	-	-	-	2,445	2,445	2,820	5,265
Balance at August 31, 2025	284,861,895	$168,001	$-	$8,778	$1,700	$(121,206)	$57,273	$17,015	$74,288
Shares issued for share-based payments (Note 15)	4,360,778	2,037	-	(2,037)	-	-	-	-	-
Share-based compensation expense (Note 15)	-	-	-	1,802	-	-	1,802	-	1,802
Shares issued for cash (Notes 14 and 15)	19,408	16	-	-	-	-	16	-	16
Stock options exercised (Notes 14 and 15)	3,579,619	1,914	-	(904)	-	-	1,010	-	1,010
Warrants exercised (Notes 14 and 15)	34,652,309	53,204	-	-	(638)	-	52,566	-	52,566
Transfer from warrants reserves (Note 16)	-	-	1,062	-	(1,062)	-	-	-	-
Transfer from stock option reserves (Note 15)	-	-	21	(21)	-	-	-	-	-
Fees paid to brokers (Notes 14 and 15)	-	(1,389)	-	-	-	-	(1,389)	-	(1,389)
Witholding tax impact on share-based payments	-	-	-	(1,248)	-	-	(1,248)	-	(1,248)
Net (loss) income for the period	-	-	-	-	-	(21,705)	(21,705)	15,803	(5,902)
Balance at May 31, 2026	327,474,009	$223,783	$1,083	$6,370	$-	$(142,911)	$88,325	$32,818	$121,143

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

4

TRX Gold Corporation

Interim Condensed Consolidated Statements of Cash Flows

(Unaudited)

(Expressed in Thousands of US Dollars)

		Three months ended May 31,		Nine months ended May 31,
	Note	2026	2025	2026	2025

Operating
Net income (loss)		$8,371	$1,105	$(5,902)	$1,301
Adjustments for items not involving cash:
Non-cash items	24	2,344	1,989	36,070	7,605
Changes in non-cash working capital:
Increase in amounts receivable		(7,149)	(406)	(11,919)	(726)
Increase in inventories		(1,062)	(2,440)	(8,052)	(5,278)
Decrease (increase) in prepaid and other assets		(836)	(154)	86	(10)
(Decrease) increase in amounts payable and accrued liabilities		(3,555)	3,164	(8,229)	5,614
Increase (decrease) in income tax payable		6,277	163	15,203	(682)
Decrease (increase) in other long-term receivables		4,368	(1,551)	3,236	(1,676)
Cash provided by operating activities		$8,758	$1,870	$20,493	$6,148

Investing
Exploration and evaluation assets and expenditures		$(887)	$(184)	$(1,179)	$(754)
Purchase of mineral property, plant and equipment		(6,982)	(3,600)	(21,834)	(8,523)
Cash used in investing activities		$(7,869)	$(3,784)	$(23,013)	$(9,277)

Financing
Borrowings		$600	$-	$2,862	$-
Financing costs paid		-	-	-	(378)
Proceeds from warrants exercised net of fees		-	-	19,645	-
Proceeds from stock options exercised		-	-	1,010	-
Proceeds from shares issued for cash	14	-	-	16	-
Withholding taxes on settlement of share-based payments		(376)	(183)	(1,248)	(402)
Lease payments	10	(441)	(350)	(1,250)	(867)
Cash (used in) provided by financing activities		$(217)	$(533)	$21,035	$(1,647)

Net increase (decrease) in cash		$672	$(2,447)	$18,515	$(4,776)
Cash and cash equivalents at beginning of the period(1)		26,026	6,002	7,770	8,331
Exchange gain on cash and cash equivalents		144	-	557	-
Cash and cash equivalents at end of the period(1)		$26,842	$3,555	$26,842	$3,555

(1)	Cash and cash equivalents are net of bank overdrafts ($nil at May 31, 2026; $nil at August 31, 2025; $3.0 million at May 31, 2025 and $nil at August 31, 2025). See Note 11.

Taxes paid in cash	$-	$-	$-	$994
Interest paid on leases	$83	$98	$265	$256

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

5

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended May 31, 2026 and 2025

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

1.	Nature of operations

TRX Gold Corporation (“TRX Gold” or the “Company”) was incorporated in the Province of Alberta on July 5, 1990 under the Business Corporations Act (Alberta). On March 27, 2025, the Company completed its continuance from the jurisdiction of the Province of Alberta into the Province of British Columbia under the Business Corporations Act (British Columbia) (“Continuance”). The Company’s principal business activity is the exploration, development and production of mineral property interests in the United Republic of Tanzania (“Tanzania”).

Subsequent to the Continuance, the Company’s registered office is 550 Burrard Street, Suite 2501, Vancouver, British Columbia, V6C 2B5, Canada. The Company’s principal place of business is 277 Lakeshore Road E, Suite 403, Oakville, Ontario, L6J 6J3, Canada.

The Company’s common shares are listed on the Toronto Stock Exchange in Canada (TSX: TRX) and NYSE American in the United States of America (NYSE American: TRX).

The Company is primarily focused on development and mining operations, exploring, and evaluating its mineral properties. The business of exploring and mining for minerals involves a high degree of risk. The underlying value of the mineral properties is dependent upon the existence and economic recovery of mineral resources and reserves, the ability to raise long-term financing to complete the development of the properties, government policies and regulations, and upon future profitable production or, alternatively, upon the Company’s ability to dispose of its interest on an advantageous basis; all of which are uncertain.

2.	Basis of preparation

a)	Statement of compliance

The Company’s interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). The interim condensed consolidated financial statements do not include all disclosures required by IFRS Accounting Standards (“IFRS”) for annual financial statements and should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2025.

These interim condensed consolidated financial statements were approved by the Board of Directors of the Company on July 14 2026.

b)	Basis of presentation and measurement

These interim condensed consolidated financial statements have been prepared on a going concern basis under the historical cost basis, except for certain financial assets and liabilities which are measured at fair value as disclosed in Note 21. All amounts in these interim condensed consolidated financial statements are presented in United States dollars with all amounts rounded to the nearest thousands, except for share and per share data, or as otherwise noted. Reference herein of $ or USD is to United States dollars and C$ or CAD is to Canadian dollars.

3.	Material accounting policies, judgements and estimates

The accounting policies, judgements, and estimates applied in these unaudited interim condensed consolidated financial statements are consistent with those set out in Notes 3 and 4 of the Company’s annual consolidated financial statements for the year ended August 31, 2025.

6

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended May 31, 2026 and 2025

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

Future changes in accounting policies not yet effective in the current period

Presentation and Disclosure in Financial Statements (IFRS 18)

On April 9, 2024, the IASB issued IFRS 18 - Presentation and Disclosure in Financial Statements (“IFRS 18”) to improve reporting of financial performance. IFRS 18 replaces IAS 1 Presentation of Financial Statements. It carries forward many requirements from IAS 1 unchanged. IFRS 18 introduces significant changes to the structure of a company’s income statement and transparency in the presentation of management's non-IFRS performance measures and less aggregation of items into large and single numbers. IFRS 18 applies for annual reporting periods beginning on or after January 1, 2027. Earlier application is permitted.

The Company will adopt the amendment on the date it becomes effective and based on the currently available information. The Company is currently evaluating the impact of the amendment on its consolidated financial statements prior to the effective date of January 1, 2027

Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)

In May 2024, the IASB issued amendments to IFRS 9, Financial Instruments and IFRS 7, Financial Instruments: Disclosures. The amendments clarify the date of recognition and derecognition of financial assets and liabilities, clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest criterion, add new disclosures for financial instruments with contractual terms that can change cash flows, and update the disclosure for equity investments designated at FVOCI. The amendments are effective for annual reporting periods beginning on or after January 1, 2026, with earlier adoption permitted.

The Company will apply the amendments in its financial statements beginning September 1, 2026.

4.	Amounts receivable

	May 31, 2026	August 31, 2025
Receivable from precious metal sales	$600	$20
Sales tax receivable(1)	15,071	7,246
Other	746	468
Other receivables	16,417	7,734
Less: Long-term portion	(680)	(3,916)
Total amounts receivable	$15,737	$3,818
(1)	Sales tax receivables consist of harmonized services tax and value added tax (“VAT”) due from Canadian and Tanzanian tax authorities, respectively.

The Tanzania Revenue Authority ("TRA") operates a tax offset program under which approved tax refund claims, including VAT refunds, may be applied against outstanding tax liabilities, including corporate income tax.

The process for confirming VAT refund claims involves a detailed review by the TRA to verify the accuracy and eligibility of each claim. This review includes an examination of supporting documentation, such as invoices and the underlying transactions giving rise to the VAT, to determine whether the amounts qualify for refund under the applicable tax legislation. Upon approval of a VAT refund claim, the TRA applies any outstanding tax liabilities against the approved refund balance before remitting any remaining amount to the taxpayer.

7

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended May 31, 2026 and 2025

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

As at May 31, 2026, the Company had recoverable Tanzanian VAT of US$15.0 million and current corporate income tax payable of US$15.9 million. The Company intends to utilize the TRA's tax offset program to offset a portion of its recoverable VAT against its current income tax liability.

Historically, the approval and settlement of VAT refund claims in Tanzania have been subject to delays. To address this, the Finance Act, 2026 introduced provisions requiring the TRA to pay interest on approved VAT refunds that remain unpaid for more than one month after the date of approval. Management expects that this legislative change will improve the timeliness of VAT refund settlements and enhance the overall administration of the VAT refund process.

The Company held no collateral for any receivables. During the three and nine months ended May 31, 2026, the Company recovered VAT refunds from the TRA of $nil and $0.3 million, respectively (2025 – $nil million and $1.8 million, respectively).

5.	Prepayments and other assets

	May 31, 2026	August 31, 2025
Prepaid expenses	$597	$1,019
Deferred financing costs	218	218
Other assets	336	-
Total prepayments and other assets	$1,151	$1,237

6.	Inventories

	May 31, 2026	August 31, 2025
Ore stockpile	$13,348	$9,088
Gold in circuit	1,902	988
Gold doré	688	11
Total precious metals inventories	15,938	10,087
Supplies	6,856	2,931
Total inventories	$22,794	$13,018

8

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended May 31, 2026 and 2025

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

7.	Mineral property, plant and equipment

	Exploration and evaluation expenditures(1)	Mineral properties	Processing plant and related infrastructure(2)	Machinery and equipment(3)	Right-of- use assets	Other(4)	Total
Cost
As at August 31, 2025	$3,194	$52,918	$34,510	$3,044	$5,047	$353	$99,066
Additions	1,179	10,595	12,249	1,506	108	521	26,158
As at May 31, 2026	4,373	63,513	46,759	4,550	5,155	874	125,224
Accumulated depreciation
As at August 31, 2025	$-	$6,143	$2,923	$1,509	$896	$102	$11,573
Depreciation	-	4,917	596	513	727	21	6,774
As at May 31, 2026	-	11,060	3,519	2,022	1,623	123	18,347
Net book value
As at August 31, 2025	$3,194	$46,775	$31,587	$1,535	$4,151	$251	$87,493
As at May 31, 2026	4,373	52,453	43,240	2,528	3,532	751	106,877
(1)	Represents exploration and evaluation expenditures related to the exploration drilling at Eastern Porphyry and geophysics survey data.
(2)	Includes construction in progress of $14.7 million (August 31, 2025 - $3.7 million).
(3)	Includes automotive and computer equipment and software.
(4)	Includes leasehold improvements.

8.	Income tax

Taxation on income comprises current and deferred income tax. Current income tax is generally the expected tax payable on the taxable income for the year calculated using rates enacted or substantively enacted at the statements of financial position date in the countries where the Company’s subsidiaries operate and generate taxable income.

The corporate income tax rate in Tanzania remained unchanged from the prior year at 30%. Under Tanzanian tax legislation, a company may utilize tax loss carry forwards to offset up to 60% (2025 - 60%) of taxable income in a given year, with the remaining 40% (2025 - 40%) subject to income tax at the statutory rate of 30%. Accordingly, until tax loss carry forwards are fully utilized, Buckreef Gold Company Limited (“Buckreef”) is subject to an effective income tax rate of approximately 12% (2025 - 12%).

During the nine months ended May 31, 2026, Buckreef fully utilized its remaining Tanzanian tax loss carry forwards of approximately $1.9 million.

Deferred income tax is recognized using the liability method, based on temporary differences between consolidated financial statements carrying amounts of assets liabilities and their respective income tax bases. The carrying value of Buckreef’s Mineral Property, Plant and Equipment is higher than their tax written down values due to historical mining incentives in Tanzania and accelerated depreciation for tax purposes. The taxable temporary difference between the carrying value of Mineral Property, Plant and Equipment and its tax basis in excess of available tax loss carryforwards resulted in a deferred tax liability.

9

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended May 31, 2026 and 2025

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

The components of income tax expenses are recorded as follows

	Three months ended May 31,		Nine months ended May 31,
	2026	2025	2026	2025
Current income tax expense	$6,735	$186	$15,661	$313
Deferred tax expense	1,007	924	3,451	2,632
Net income tax expense	$7,742	$1,110	$19,112	$2,945

As at May 31, 2026, the Company had current corporate income tax payable of approximately US$15.9 million relating to Buckreef's operations in Tanzania. The Company also had recoverable value added tax ("VAT") of approximately US$15.0 million.

The Tanzania Revenue Authority ("TRA") administers a tax offset program under which approved VAT refund claims may be applied against outstanding tax liabilities, including corporate income tax.

The Company intends to utilize this program to offset a portion of its recoverable VAT against its current income tax liability as eligible refund claims are approved by the TRA.

9.	Deferred revenue

On January 7, 2025, the Company entered into a Gold Prepayment Facility with Auramet International, Inc. (“Auramet Gold Prepayment Facility”) through which Buckreef may, at its discretion, sell up to an aggregate amount of 1,000 ounces of gold, up to 21 calendar days prior to delivery, on a revolving basis for a one-year term.

On September 25, 2025, the Company amended the terms of the Auramet Gold Prepayment Facility to sell up to an aggregate amount of 1,500 ounces of gold for three months.

On January 26, 2026, the Company amended the terms of the Auramet Gold Prepayment Facility to sell up to an aggregate amount of $8.0 million of gold, on a revolving basis for a one-year term.

	May 31, 2026	August 31, 2025
Opening balance	$3,408	$1,653
Drawdown	29,970	29,731
Accretion of deferred revenue (Notes 20 and 24)	91	281
Revenue recognized	(33,469)	(28,257)
	$-	$3,408

As at May 31, 2026, the Company had nil gold ounces outstanding under the Auramet Gold Prepayment Facility.

10

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended May 31, 2026 and 2025

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

10.	Lease liabilities

Lease liabilities are measured at the discounted value of future lease payments using the lease-specific incremental borrowing rate. Lease payments are apportioned between interest expense and the reduction of the liability. Interest expense is based on the lease-specific incremental borrowing rate at the commencement date of the lease. The incremental borrowing rate differs between each category of asset, location of asset and the duration of the lease. The Company’s lease liabilities are primarily comprised of mobile and other equipment for use in Buckreef’s mining operations.

The carrying amounts of lease liabilities and movements during the period were:

	May 31, 2026	August 31, 2025
Opening Balance	$2,807	$1,343
Additions	720	2,344
Accretion of lease liabilities (Note 24)	265	351
Lease payments	(1,250)	(1,229)
Foreign exchange gain	-	(2)
Closing balance	$2,538	2,807
Less long-term portion	(1,046)	(1,606)
Total lease liabilities	1,492	1,201

The following amounts are recognized in the statement of income (loss) and comprehensive income (loss):

	Three months ended May 31,		Nine months ended May 31,
	2026	2025	2026	2025
Depreciation expense for right-of-use assets (Note 7)	$243	$228	$727	$614
Accretion of lease liabilities (Note 24)	83	98	265	256
Total amount	$326	$326	$992	$870

11

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended May 31, 2026 and 2025

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

As at May 31, 2026, the Company had the following lease commitments:

Amount
Not later than one month	$143
Later than one month and not later than three months	285
Later than three months and not later than one year	1,285
Later than one year and not later than five years	1,048
Total undiscounted lease commitments	$2,761

As at May 31, 2026, the carrying value of right-of-use assets amounted to $3.5 million (August 31, 2025 - $4.2 million). Equipment under lease contracts are depreciated over their useful lives as the purchase prices at the end of the lease terms are immaterial.

11.	Borrowings

	May 31, 2026	August 31, 2025
Current portion of borrowings	$408	$-
Borrowings	2,454	-
Total borrowings	$2,862	$-

During the first quarter 2026, the secured debt facility with Stanbic Bank Tanzania Limited (“Stanbic Facility”), which consists of a $5.0 million overdraft facility (Overdraft Facility”) to support working capital requirements and a $4.0 million vehicle and asset financing facility (“VAF facility”) for the purchase of machinery, equipment and vehicles was amended by reducing the $5.0 million overdraft facility to $4.0 million and increasing the VAF facility from $4.0 million to $5.0 million.

The Overdraft Facility bears interest on any outstanding drawings at the United States Federal Funds Target Rate Midpoint plus a margin within a range of 4.10% to 4.13% with a floor rate of 9.5%, payable on a monthly basis. The Overdraft Facility is repayable on demand with a maximum tenor of twelve months.

The VAF Facility bears interest on any outstanding drawings at the three-month Secured Overnight Financing Rate(“SOFR”) plus a margin within a range of 4.10% to 4.9% with a floor rate of 9.5%, payable on a monthly basis. Principal repayments on the VAF Facility is generally repayable equally over 36 months from the date of drawdown.

As of May 31, 2026, $nil of the Overdraft Facility was drawn, and $2.9 million of the VAF facility was drawn. The VAF facility is secured by the underlying asset.

12

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended May 31, 2026 and 2025

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

12.	Derivative financial instrument liabilities

a)	Derivative warrant liabilities

	May 31, 2026	August 31, 2025
Opening balance	$1,011	$2,273
Change in fair value	32,106	(1,262)
Warrants expired	(1,585)	-
Warrants exercised	(31,532)	-
	$-	$1,011

During the three and nine months ended May 31, 2026, the Company recognized a loss on fair value remeasurement of derivative warrant liabilities of $nil and $30.5 million, respectively (2025 – loss of $0.2 million and a gain of $1.5 million, respectively), which has been recorded in the consolidated statements of income (loss).

During the period, derivative warrant liabilities were fully extinguished as a result of:

•	the exercise of 34.7 million warrants by holders, resulting in the issuance of common shares of the Company; and
•	the expiry of 1.5 million unexercised warrants.

Upon exercise, the carrying value of the related derivative warrant liabilities was reclassified to share capital together with the cash proceeds received. Upon expiry, the carrying value of the derivative warrant liabilities was derecognized in accordance with the Company’s accounting policy in the consolidated statements of income (loss).

As at May 31, 2026, the Company had no outstanding derivative warrant liabilities (August 31, 2025 – $1.0 million).

13

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended May 31, 2026 and 2025

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

13.	Earnings (loss) per share

	Three months ended May 31,		Nine months ended May 31,
	2026	2025	2026	2025
Net earnings (loss) attributable to shareholders	$2,839	$(218)	$(21,705)	$(1,758)
Weighted average number of common shares for basic EPS(1)	331,192,969	293,920,641	311,885,537	293,040,937
Effect of dilutive stock options and restricted share units (“RSU”)	10,920,041	-	-	-
Weighted average number of common shares for diluted EPS(1)	342,113,011	293,920,641	311,885,537	293,040,937
(1)	The weighted average number of common shares for basic and diluted EPS include 2.7 million of vested, but unissued, gross common shares relating to share-based compensation.

For the nine months ended May 31, 2026 and corresponding periods ended May 31, 2025, all outstanding options to purchase shares of common stock and restricted share units were excluded from the respective computations of diluted loss per share, as the Company was in a net loss position, and all potentially dilutive instruments were anti-dilutive and therefore not included in the calculation of diluted net loss per share.

14.	Share Capital

The Company’s authorized capital stock includes an unlimited number of common shares having no par value and preferred shares issuable in series (issued - nil). The Company does not currently pay dividends, and entitlement will only arise upon declaration.

For the three and nine months ended May 31, 2026, the Company issued 19,408 and 19,408 (2025 – nil and nil, respectively) common shares through an at the market offering, respectively for cash proceeds of $0.02 million.

As at May 31, 2026, there were 327,474,009 issued and outstanding shares (August 31, 2025 – 284,861,895).

15.	Share-based payments reserve

The Company adopted the Omnibus Equity Incentive Plan dated June 26, 2019 (the “Omnibus Plan”), which was approved by the shareholders on August 16, 2019. The Omnibus Plan was subsequently updated and approved by the shareholders on February 27, 2025.

The purposes of the Omnibus Plan are: (a) to advance the interests of the Company by enhancing the ability of the Company and its subsidiaries to attract, motivate and retain employees, officers, directors, and consultants, which either of directors or officers may be consultants or employees; (b) to reward such persons for their sustained contributions; and (c) to encourage such persons to take into account the long-term corporate performance of the Company.

14

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended May 31, 2026 and 2025

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

The Omnibus Plan provides for the grant of options, restricted share units, deferred share units and performance share units (collectively, the “Omnibus Plan Awards”).

The Omnibus Plan provides for the grant of other share-based awards to participants (“Other Share-Based Awards”), which awards would include the grant of common shares. All Other Share-Based Awards will be granted by an agreement evidencing the Other Share-Based Awards granted under the Omnibus Plan. Subject to adjustments as provided for under the Omnibus Plan, the maximum number of shares issuable pursuant to Omnibus Plan Awards outstanding at any time under the Omnibus Plan shall not exceed 10% of the aggregate number of common shares outstanding from time to time on a non-diluted basis; provided that the acquisition of common shares by the Company for cancellation shall not constitute non-compliance with the Omnibus Plan for any Omnibus Plan Awards outstanding prior to such purchase of common shares for cancellation.

Share-based compensation expense including withholding tax paid for the three and nine months ended May 31, 2026 totaled $2.3 million and $4.5 million, respectively (May 31, 2025 – $0.5 million and $2.0 million, respectively).

For the three and nine months ended May 31, 2026, the Company issued 1,740,966 and 4,360,778 common shares, respectively (2025 – 782,758 and 2,692,686, respectively) relating to shares issued for services, contract share awards and exercise of RSUs. Upon issuance, $0.8 million and $2.0 million, respectively (2025 – $0.3 million and $1.1 million, respectively) was recognized in share capital for the three and nine months ended May 31, 2026.

As at May 31, 2026, the Company had 16,020,143 (August 31, 2025 – 6,742,580) share awards available for issuance under the Omnibus Equity Incentive Plan.

a)	Stock options

Canadian Dollars denominated stock options

	Number of stock options	Weighted average exercise price per share
Balance – August 31, 2025	4,424,000	CAD $0.41
Exercised(1)(2)	(3,575,000)	CAD $0.41
Balance – May 31, 2026	849,000	CAD $0.41
(1)	The weighted average share price at the time of the option exercise was C$1.55.
(2)	Of the 3,575,000 stock options exercised, 175,000 stock options were exercised cashless resulting in 129,440 common shares being issued.

15

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended May 31, 2026 and 2025

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

Options to purchase common shares carry exercise prices and terms to maturity as follows:

				Remaining
	Number of options		Expiry	contractual
Exercise price	Outstanding	Exercisable	Date	life (years)
C$0.40	329,000	329,000	October 11, 2026	0.4
C$0.43	420,000	420,000	September 29, 2026	0.3
C$0.35	100,000	100,000	January 2, 2027	0.6
C$0.41(1)	849,000	849,000		0.4(1)
(1)	Total represents weighted average.

US Dollars denominated stock options

	Number of stock options	Weighted average exercise price per share
Balance – August 31, 2025	10,500,000	$0.45
Granted	1,653,220	$1.00
Forfeited	(120,000)	$0.36
Exercised(1)(2)	(80,000)	$0.36
Balance – May 31, 2026	11,953,220	$0.53
(1)	The weighted average share price at the time of the option exercise was $1.39.
(2)	Of the 80,000 stock options exercised, 80,000 were exercised cashless resulting in 50,179 common shares being issued.

Options to purchase common shares carry exercise prices and terms to maturity as follows:

				Remaining
	Number of options		Expiry	contractual
Exercise price	Outstanding	Exercisable	Date	life (years)
USD $0.50	5,500,000	4,400,000	August 17, 2027	1.2
USD $0.45	2,400,000	1,440,000	August 28, 2028	2.2
USD $0.92	1,503,220	501,073	January 8, 2029	2.6
USD $1.80	150,000	50,000	March 9, 2029	2.8
USD $0.36	2,400,000	960,000	December 24, 2029	3.6
USD $0.51(1)	11,953,220	7,351,073		2.1(1)
(1)	Total represents weighted average.

For the three and nine months ended May 31, 2026, share-based compensation expense related to stock options totaled $0.2 million and $0.5 million, respectively (2025 – $0.1 million and $0.4 million, respectively).

During the nine months ended May 31, 2026, share-compensation reserves of $0.02 million related to vested stock options that expired unexercised were reclassified from share-based compensation reserves to contributed surplus.

16

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended May 31, 2026 and 2025

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

b)	Restricted Share Units

The following table sets out activity with respect to outstanding RSUs:

Number of RSUs
Balance – August 31, 2025	5,407,926
Granted	2,082,148
Forfeited	(419,292)
Exercised	(2,734,232)
Balance – May 31, 2026	4,336,550

For the three and nine months ended May 31, 2026, share-based payment expenses related to RSUs totaled $0.5 million and $1.2 million, respectively (2025 – $0.2 million and $1.3 million, respectively).

16.	Warrants reserve

	Number of warrants	Weighted average exercise price per share	Weighted average remaining contractual life (years)
Balance – August 31, 2025	36,190,769	$0.62	0.9
Warrants exercised	(34,652,309)	$0.61	0.0
Warrants expired	(1,538,460)	$0.80	0.0
Balance – May 31, 2026	-	-	-

During the nine months ending May 31, 2026, a total of 34,652,309 warrants were exercised at a weighted average exercise price of $0.61 per warrant, resulting in cash proceeds of approximately $21.0 million and the Company paid broker fees of $1.4 million. Upon exercise, the related fair values previously recognized in the warrants reserve and derivative financial instrument liability were reclassified to share capital.

In addition, 1,538,461 warrants expired unexercised during the period. The associated amount recorded in the warrants reserve continued to be recognized in the Warrant Reserve within equity in accordance with the Company’s accounting policy.

As at May 31, 2026, the Company had no warrants outstanding (August 31, 2025 – 36,190,769). Following the expiry of the remaining unexercised warrants, the balance of the warrant reserve attributable to expired equity-classified warrants was reclassified to contributed surplus in accordance with the Company's accounting policy.

17

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended May 31, 2026 and 2025

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

17.	Non-controlling interest

The changes to non-controlling interest are as follows:

	May 31, 2026	August 31, 2025
Balance at beginning of period	$17,015	$11,136
Non-controlling interest’s 45% share of Buckreef’s comprehensive income	15,803	5,879
Balance at end of period	$32,818	$17,015

Summarized financial information for Buckreef is disclosed below:

	Three months ended May 31,		Nine months ended May 31,
Income Statement	2026	2025	2026	2025
Revenue	$32,848	$12,474	$92,037	$34,109
Depreciation	1,891	823	5,003	2,309
Accretion expense	225	190	651	615
Income tax expense	7,742	1,110	19,112	2,945
Comprehensive income for the period	12,293	2,940	35,118	6,797

Statement of Financial Position	May 31, 2026	August 31, 2025
Current assets	$45,624	$21,223
Non-current assets	105,454	89,368
Current liabilities	(28,021)	(21,398)
Non-current liabilities	(22,635)	(18,428)
Advances from parent, net	(21,090)	(26,567)

	Nine months ended May 31,
Statement of Cash Flows	2026	2025
Cash provided by operating activities	$28,838	$12,055
Cash used in investing activities	(22,974)	(10,917)
Cash used in financing activities	(4,059)	(1,135)

18

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended May 31, 2026 and 2025

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

18.	Related party transactions

Related parties include the Board of Directors and officers, extended relatives and enterprises that are controlled by these individuals as well as certain consultants performing similar functions.

Remuneration of Directors and key management personnel of the Company was as follows:

	Three months ended May 31,		Nine months ended May 31,
Directors and key management personnel	2026	2025	2026	2025
Remuneration	$453	$451	$2,439	$1,777
Share-based compensation expense	442	374	1,374	1,530
Incremental withholding tax on share-based compensation paid	1,476	-	2,583	-
Total directors and key management personnel	$2,371	$825	$6,396	$3,307

During the three and nine months ended May 31, 2026, $0.1 million and $0.4 million for stock options granted to key management personnel was expensed, respectively (2025 – $0.1 million and $0.4 million, respectively) and $1.1 million and $1.7 million for RSUs granted to directors and key management personnel including incremental withholding tax on share-based compensation paid was expensed, respectively (2025 – $0.1 million and $0.9 million, respectively).

During the three and nine months ended May 31, 2026, $0.7 million and $1.8 million related to common share awards granted to key management personnel pursuant to their employment contracts including incremental withholding tax on share-based compensation paid was expensed, respectively (2025 – $0.1 million and $0.3 million, respectively).

During the three and nine months ended May 31, 2026, Buckreef recognized expenses of $0.1 million and $0.4 million related to loans provided by its parent, respectively (2025 – $0.1 million and $0.2 million, respectively).

19

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended May 31, 2026 and 2025

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

19.	General and administrative expenses

	Three months ended May 31,		Nine months ended May 31,
	2026	2025	2026	2025
Directors’ fees (Note 18)	$97	$105	$289	$248
Insurance	52	59	155	179
Office and general	64	46	177	174
Shareholder information	184	158	728	523
Professional fees	350	216	976	618
Salaries and benefits (Note 18)	672	515	3,160	2,194
Consulting	127	115	421	511
Share-based compensation expense (Notes 15 and 18)	564	453	1,644	1,882
Incremental withholding tax on share-based compensation paid (Note 18)	1,549	-	2,656	-
Travel and accommodation	57	53	164	165
Depreciation	18	11	47	40
Other	9	6	23	14
Total general and administrative expenses	$3,743	$1,737	$10,440	$6,548

20.	Interest and other expenses

	Three months ended May 31,		Nine months ended May 31,
	2026	2025	2026	2025
Accretion of provision for reclamation (Note 24)	$34	$35	$105	$106
Accretion of lease liabilities (Notes 10 and 24)	83	98	265	256
Accretion of deferred revenue (Notes 9 and 24)	4	58	91	256
Interest on borrowings	48	-	110	-
Financing costs expensed	37	-	113	113
Share issuance costs expensed	-	-	-	711
VAT written-off	-	-	2	20
Other	357	99	416	469
Total interest and other expenses	$563	$290	$1,102	$1,931

20

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended May 31, 2026 and 2025

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

21.	Financial instruments

Fair value of financial instruments

The following table sets out the classification of the Company’s financial instruments as at May 31, 2026 and August 31, 2025:

	May 31, 2026	August 31, 2025
Financial Assets
Measured at amortized cost
Amounts receivable	$15,737	$3,818
Measured at fair value through profit or loss
Cash	26,842	7,770

Financial Liabilities
Measured at amortized cost
Amounts payables and accrued liabilities	12,364	18,164
Borrowings	2,862	-
Measured at fair value through profit or loss
Derivative financial instrument liabilities	-	1,011

Cash and derivative warrant liabilities are classified as measured at fair value through profit and loss. Amounts receivable, amounts payable, and borrowings are classified as measured at amortized cost. The carrying value of the Company’s amounts receivable, amounts payable, and borrowings approximate their fair value due to the relatively short-term nature of these instruments.

Fair value estimates are made at a specific point in time based on relevant market information and information about financial instruments. These estimates are subject to and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The Company classifies its financial instruments carried at fair value according to a three-level hierarchy that reflects the significance of the inputs used in making the fair value measurements. The three levels of fair value hierarchy, giving the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs, are as follows:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices that are observable for assets and liabilities, either directly or indirectly; and
•	Level 3 – Inputs for assets or liabilities that are not based on observable market data.

As at May 31, 2026 and August 31, 2025, cash was classified as Level 1 and derivative financial instruments (Note 12) were classified as Level 3 under the fair value hierarchy.

21

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended May 31, 2026 and 2025

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

22.	Segmented information

Operating segments

The Company’s Chief Operating Decision Maker, its Chief Executive Officer, reviews the operating results, assesses the performance and makes capital allocation decisions of the Company viewed as a single operating segment engaged in mineral exploration and development in Tanzania. All amounts disclosed in the interim condensed consolidated financial statements represent this single reporting segment. The Company’s corporate division only earns interest revenue that is considered incidental to the activities of the Company and does not meet the definition of an operating segment as defined in IFRS 8, Operating Segments.

Geographic segments

The Company is in the business of mineral exploration and production in Tanzania. Information regarding the Company’s geographic locations are as follows:

	Three months ended May 31,		Nine months ended May 31,
Revenue	2026	2025	2026	2025
Tanzania	$32,848	$12,474	$92,037	$34,109
Total revenue	$32,848	$12,474	$92,037	$34,109

During the three and nine months ended May 31, 2026, the Company generated 77% and 80%, respectively (2025 – 100% and 93%, respectively) of its revenue from one (2025 – one) customer totalling $25.2 million and $73.8 million, respectively (2025 – $12.5 million and $31.8 million, respectively).

Non-current assets	May 31, 2026	August 31, 2025
Canada	$106	$12
Tanzania	107,451	91,397
Total non-current assets	$107,557	$91,409

23.	Commitments and contingencies

Commitments:

In order to maintain its existing mining and exploration licenses, the Company is required to pay annual license fees. As at May 31, 2026 and August 31, 2025, these licenses remained in good standing and the Company is up to date on its license payments.

As at May 31, 2026, the Company had contractual commitments for capital expenditures of $2.4 million (August 31, 2025 - $2.2 million).

Contingencies:

On an ongoing basis, the Company is subject to various claims, tax audits and other legal disputes, the outcomes of which cannot be assessed with a high degree of certainty.

22

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended May 31, 2026 and 2025

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

24.	Non-cash items

	Three months ended May 31,		Nine months ended May 31,
	2026	2025	2026	2025
Depreciation	$1,909	$834	$5,050	$2,349
Change in fair value of derivative financial instruments (Note 12)	-	197	30,521	(1,461)
Share-based compensation expense (Note 15)	722	514	1,802	2,027
Accretion of provision for reclamation	34	35	105	106
Deferred income tax expense (Note 8)	(152)	924	2,292	2,632
Accretion of lease liabilities (Note 10)	83	98	265	256
Deferred revenue (Note 9)	(4)	(670)	(3,499)	398
Accretion of deferred revenue (Note 9)	4	34	91	230
Foreign exchange (gain)/losses	(144)	23	(557)	95
Financing costs expensed (Note 5)	-	-	-	953
VAT impaired	-	-	-	20
Other	(108)	-	-	20
Total non-cash items	$2,344	$1,989	$36,070	$7,605

For the three and nine months ended May 31, 2026, an increase in amounts payable and accrued liabilities related to purchase of mineral property, plant and equipment was $1.8 million and $0.1 million (2025 – decrease of $0.4 million and $1.1 million, respectively).

23